January 28, 2014

VIA EDGAR

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

magicJack VocalTec Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 2, 2013
Response dated January 6, 2014
File No. 000-27648

Dear Mr. Spirgel:

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated January 14, 2014  addressed to my attention as Chief Financial Officer concerning the above referenced filings. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 70

We note your response to prior comment 3.  It is unclear how you determined that the impact of changes in the liability for uncertain positions is not significant to results of operations for each of the three year periods presented. Please provided us with the tabular reconciliation of the liability for uncertain tax positions and explain how you assessed the materiality of the changes. Also tell us the amount of interest and penalties recorded in each period.

As requested the tabular reconciliation of the liability for uncertain tax positions is included below. We are also providing a breakdown of the total liability for uncertain positions inclusive of interest and penalties.

MagicJack Vocaltec
Uncertain tax positions - tabular reconciliation
Form 10-K for Fiscal Year Ended December 31, 2012

In thousands
	2010	2011	2012
Unrecognized tax benefits, opening balance	$378	$418	$343
Gross increases - tax positions in prior period	$40	$6	$11
Gross decreases - tax positions in prior period		$(81)
Lapse of statute of limitations
Unrecognized tax benefits, ending balance	$418	$343	$354

Income tax liability only by year as per above	$418	$343	$354
Interest and penalty by year	$101	$120	$140
Amount disclosed per contractual obligations disclosure by year	$519	$463	$494

The impact of changes in the liability for uncertain tax positions, including interest and penalties as disclosed above, was included in income tax expense.  The impact, in thousands, of  $60, ($56) and $31 for each respective year was considered to be immaterial for disclosure of the tabular reconciliation to the results of operations based on the Company’s net income (loss) of ($1,555), ($836) and $55,851 for the years ended December 31, 2010, 2011, and 2012 respectively.

The Company will add the tabular reconciliation of the liability for uncertain tax positions in all future annual filings.

* * * * *

Please contact the undersigned if the Staff has any further questions or comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Jose Gordo Jose Gordo Chief Financial Officer

Terry French
Sharon Virga
Ajay Koduri